Filed Pursuant to Rule 424(b)(2)

Registration No. 333-289203

Pricing Supplement dated May 14, 2026

(To ETF Underlying Supplement dated August 4, 2025,

Prospectus Supplement dated August 4, 2025, and Prospectus dated August 4, 2025)

Marex Group plc

$1,010,000 Principal Return Twin Win Notes Linked to the iShares® MSCI Emerging Markets ETF due May 22, 2028

►	A return equal to the absolute value of the Reference Return of the iShares® MSCI Emerging Markets ETF (the “Reference Asset”) if a Trigger Event does not occur.
►	A positive return of 5.70% if a Trigger Event occurs
►	A Trigger Event occurs if the Closing Price of the Reference Asset is below the Lower Barrier Value (66.00% of the Initial Value) or above the Upper Barrier Value (122.00% of the Initial Value) on any Trading Day during the Observation Period.
►	Term: Approximately 2 years
►	All payments on the Notes are subject to the credit risk of Marex Group plc (“Marex”)

Application has been made for the Principal Return Twin Win Notes (the “Notes”) offered hereunder to be admitted to listing and trading on the Vienna Multilateral Trading Facility (“Vienna MTF”) of the Vienna Stock Exchange. The Vienna MTF is not a regulated market as defined by Directive 2014/65/EU (as amended, “MiFID II”). It is, however, a multilateral trading facility (MTF) for purposes of MiFID II.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense.

Any offering of the Notes will be made pursuant to Article 1(4) of Regulation (EU) 2017/1129 (as amended), including as it forms part of domestic law of the United Kingdom. Accordingly, no prospectus is required to be published in connection with such offering of the Notes in any member state of the European Economic Area (the "EEA") or the United Kingdom (the "UK"). See page ii of the accompanying prospectus supplement for further restrictions on offers and sales of the Notes in the EEA and the UK.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement.

The Estimated Initial Value of the Notes on the Trade Date is $968.70 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary—Estimated Initial Value” on page PS-2 and “Risk Factors” beginning on page PS-6 of this document for additional information.

	Price to Public	Underwriting Discount (1)	Proceeds to Issuer
Per Note	$1,000.00	$15.00	$985.00
Total	$1,010,000.00	$15,150.00	$994,850.00

(1) Marex Capital Markets Inc. (“MCMI”), an affiliate of ours, will act as the agent for the sale of the Notes. MCMI will purchase the Notes from us at an underwriting discount of $15.00 per $1,000 Principal Amount for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-13 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Marex Capital Markets

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “General” in this document.

Issuer:	Marex Group plc
Principal Amount:	$1,000 per Note
Reference Asset:	The iShares® MSCI Emerging Markets ETF (Bloomberg symbol: EEM)
Pricing Date:	May 13, 2026
Trade Date:	May 14, 2026
Original Issue Date:	May 21, 2026
Final Valuation Date:	May 15, 2028, subject to adjustment as described under “Additional Terms of the Notes - Valuation Dates” in the accompanying underlying supplement.
Maturity Date:	May 22, 2028, subject to adjustment as described under “Additional Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.
Payment at Maturity:	For each $1,000 Principal Amount of the Notes, you will receive a cash payment on the Maturity Date, calculated as follows:
• If a Trigger Event does not occur:
$1,000 + ($1,000 × Absolute Reference Return)
• If a Trigger Event occurs:
$1,000 + ($1,000 × Trigger Return)
Absolute Reference Return: The absolute value of the Reference Return. The Absolute Reference Return will always be a positive value or zero. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be +5.00%.
Trigger Return:	5.70%
Lower Barrier Value:	$44.36, which is 66.00% of the Initial Value (rounded to two decimal places).
Upper Barrier Value:	$82.00, which is 122.00% of the Initial Value (rounded to two decimal places).
Trigger Event:	A Trigger Event occurs if the Closing Price of the Reference Asset is below the Lower Barrier Value or above the Upper Barrier Value on any Trading Day during the Observation Period.
Observation Period:	The period from but excluding the Pricing Date to and including the Final Valuation Date.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
Final Value – Initial Value
Initial Value
Initial Value:	$67.21, which was the Closing Price of the Reference Asset on the Pricing Date, subject to adjustment as described under “Additional Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.
Final Value:	The Closing Price of the Reference Asset on the Final Valuation Date.
CUSIP / ISIN:	56653LBG9 / US56653LBG95
Form of Notes:	Book-Entry
Listing:	Application has been made for the Notes to be admitted to listing and trading on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See “Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”
Calculation Agent:	Marex Financial, one of our affiliates

PS-2

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of Marex. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security held by the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated August 4, 2025 (the “prospectus”), the prospectus supplement dated August 4, 2025 (the “prospectus supplement”), and the ETF Underlying Supplement dated August 4, 2025 (the “underlying supplement”). If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or underlying supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-6 of this document, page S-1 of the prospectus supplement and page S-1 of the underlying supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “Marex”, “we”, “us” and “our” are to Marex Group plc. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

▶ The underlying supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312525172158/d95057d424b2.htm

▶ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312525172136/d87748d424b2.htm

▶ The prospectus at: https://www.sec.gov/Archives/edgar/data/1997464/000119312525172120/d87748d424b3.htm

PS-3

PAYMENT ON THE NOTES

On the Maturity Date, for each $1,000 Principal Amount of the Notes, we will pay you the Payment at Maturity, which is an amount in cash, calculated as follows:

•	If a Trigger Event does not occur:

$1,000 + ($1,000 × Absolute Reference Return)

•	If a Trigger Event occurs:

$1,000 + ($1,000 × Trigger Return)

A Trigger Event occurs if the Closing Price of the Reference Asset is below the Lower Barrier Value or above the Upper Barrier Value on any Trading Day during the Observation Period.

Interest

The Notes will not pay interest.

PS-4

INVESTOR SUITABILITY

 The Notes may be suitable for you if:

▶	You are a retail investor outside the EEA and the UK or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

▶	You are an investor with the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances .

▶	You have the necessary knowledge and/or experience with structured products and are prepared to accept the corresponding risks.

▶	You accept that the return on the Notes will be capped.

▶	You are willing to forgo the dividends or other distributions paid on the Reference Asset or the stocks held by the Reference Asset.

▶	You do not seek current income from your investment.

▶	You are willing to hold the Notes to maturity.

▶	You do not seek an investment for which there will be an active secondary market.

▶	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by Marex or another issuer with a similar credit rating.

▶	You are comfortable with the creditworthiness of Marex, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶	You are a retail investor in the EEA or the UK (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

▶	You are an investor without the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.

▶	You do not have the necessary knowledge and/or experience with structured products and are not prepared to accept the corresponding risks.

▶	You seek an uncapped return on your investment.

▶	You prefer to receive the dividends or other distributions paid on the Reference Asset or the stocks held by the Reference Asset.

▶	You seek current income from your investment.

▶	You are unable or unwilling to hold the Notes to maturity.

▶	You seek an investment for which there will be an active secondary market.

▶	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by Marex or another issuer with a similar credit rating.

▶	You are not willing or are unable to assume the credit risk associated with Marex, as Issuer of the Notes.

PS-5

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and underlying supplement.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

▶ “—Risks Related to Note Issuances” in the prospectus supplement; and

▶ “—General risks related to a Fund” in the underlying supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

You may not receive any positive return on the Notes.

If a Trigger Event does not occur and the Final Value is equal to the Initial Value, the Payment at Maturity will only be the Principal Amount of your Notes. Even if the Final Value is greater than or less than the Initial Value, the Payment at Maturity may only be slightly greater than the Principal Amount, and your return on the Notes may be less than the return you would earn if you bought a traditional interest-bearing debt security of Marex or another issuer with a similar credit rating with the same Maturity Date.

The potential return on your Notes will be limited and may be lower than the return on a direct investment in the Reference Asset.

If a Trigger Event occurs, you will not participate in any increase in the value of the Reference Asset, and your return on the Notes will be fixed to the Trigger Return, regardless of the extent to which the value of the Reference Asset increases. If a Trigger Event does not occur, your return on the Notes will be limited to 34.00% because if the Final Value is below the Lower Barrier Value (resulting a positive return greater than 34.00%), a Trigger Event would have occurred.

The absolute return feature will not be applicable if a Trigger Event occurs.

If a Trigger Event occurs on any trading day during the Observation Period, the absolute return feature will not apply and your return on the Notes will be fixed at the Trigger Return, which may be less than the return you would earn if you bought a traditional interest-bearing debt security or a direct investment in the Reference Asset. This means that a small change in the value of the Reference Asset, such as from -34.00% to -34.01% or from 22.00% to 22.01%, may result in great difference in the return on the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Risks Relating to the Reference Asset

The Notes will be subject to risks associated with non-U.S. companies.

An investment in the Notes linked to the price of the Reference Asset that holds the common stocks of non-U.S. companies involves risks associated with the home countries of such non-U.S. companies. The prices of such non-U.S. companies’ common stocks may be affected by political, economic, financial and social factors in the home country of each such non-U.S. company, including changes in such country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could adversely affect the value of the Notes.

The foreign securities held by the Reference Asset may have less liquidity and could be more volatile than the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may adversely affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

The Notes will be subject to currency exchange risk.

The prices of the securities held by the Reference Asset will be converted into U.S. dollars for purposes of calculating the net asset value of the Reference Asset. As a result, your Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Reference Asset trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Reference Asset denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the price of the Reference Asset and consequently, the return on the Notes will be adversely affected

PS-6

There are risks associated with emerging markets.

An investment in the Notes will involve risks that are associated with investments that are linked to the equity securities of issuers from emerging markets. Many of the issuers included in the Underlying Index are based in nations that are undergoing rapid institutional change, including the restructuring of economic, political, financial and legal systems. The regulatory and tax environments in these nations may be subject to change without review or appeal and many emerging markets suffer from underdevelopment of their capital markets and their tax systems. In addition, in some of these nations, issuers of the relevant securities face the threat of expropriation of their assets and/or nationalization of their businesses. It may be more difficult for an investor in these markets to monitor investments in these companies, because these companies may be subject to fewer disclosure requirements than companies in developed markets, and economic and financial data about some of these countries may be unreliable. All these factors may adversely affect the Closing Price of the Reference Asset and consequently, the return on the Notes.

The performance of the Reference Asset may not correlate with the performance of its underlying asset as well as the net asset value per share of the Reference Asset, especially during periods of market volatility.

The performance of the Reference Asset and that of its underlying assets generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying assets. This could be due to, for example, the Reference Asset holding assets that are not related to the underlying assets, the temporary unavailability of certain assets in the secondary market, the performance of any derivative instruments held by the Reference Asset, differences in trading hours between the Reference Asset and the underlying assets, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the Reference Asset are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Reference Asset may differ from its net asset value (“NAV”) per share; shares of the Reference Asset may trade at, above, or below its NAV per share.

During periods of market volatility, certain assets held by the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the NAV per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the NAV per share of the Reference Asset.

For the foregoing reasons, the performance of the Reference Asset may not match the performance of its underlying assets over the same period. Because of this variance, the return on the Notes, to the extent dependent on the performance of the Reference Asset, may not be the same as an investment directly in the securities, commodities, or other assets held by the Reference Asset or the same as a debt security with a return linked to the performance of such underlying assets.

General Risk Factors

The Notes are subject to our credit risk.

Marex may partially or wholly fail to meet their obligations under the Notes. Investors should therefore take the creditworthiness of Marex and its subsidiaries into account in their investment decision. Credit risk means the risk of insolvency or illiquidity of an issuer, i.e. a potential, temporary or final inability to fulfil their interest and repayment obligations on time. An increased insolvency risk is typical of issuers that have a low creditworthiness. The payment of any amount due on the Notes is subject to the credit risk of Marex. The Notes are senior unsecured debt obligations of Marex, and are not, either directly or indirectly, an obligation of any third party. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to the credit risk of Marex and to changes in the market’s view of its creditworthiness

The Notes are not bank deposits and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation, the UK Financial Services Compensation Scheme or any other government or governmental or private agency or deposit protection scheme in any jurisdiction. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to Marex’s credit risk and to changes in the market’s view of Marex’s creditworthiness. The payment of any amount due on the Notes is not guaranteed by any entity.

The Notes are not insured against loss by any third parties; you can depend only on our earnings and assets for payment on the Notes.

The Notes will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our and our affiliates’ internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we

PS-7

would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which MCMI may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the Reference Asset or any stocks held by the Reference Asset.

As a holder of the Notes, you will not have any ownership interest in the Reference Asset or any stocks held by the Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the Reference Asset or the stocks held by the Reference Asset.

The Notes lack liquidity.

The Notes are a new issue of securities for which there is no established market. Although we will apply for the Notes to be listed for trading on the Vienna MTF, we cannot provide you with any assurance regarding whether the Notes will become or remain listed or whether a trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Notes to sell their Notes or the price at which holders may be able to sell their Notes. The listing application will be subject to approval by the Vienna Stock Exchange. There can be no assurance that application for listing and admission to trading will be granted or than an active trading market in the Notes will develop. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the Notes at any time. In addition, MCMI is not required to offer to purchase the Notes in the secondary market. Even if a secondary market were to develop, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MCMI is willing to buy the Notes.

Potential conflicts of interest may exist.

Marex and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. Following the occurrence of certain events – relating to the Issuer, the Issuer's hedging arrangements, the Reference Asset, taxation, the relevant currency or other matters – outside of the Issuer's control, the calculation agent may determine in its discretion to take one of the actions available to it in order to deal with the impact of such event on the Notes or the Issuer or both. These actions may include (i) adjustment to the terms and conditions of the Notes, (ii) substitution of the Reference Asset and/or (iii) early redemption or exercise of the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. Any such discretionary determination by the Issuer or the calculation agent could have a negative impact on the value of the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might adversely affect the value of your Notes.

PS-8

Uncertain tax treatment.

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. Holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

PS-9

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value relative to the Initial Value. We cannot predict the Closing Price of the Reference Asset at any time during the term of the Notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and examples below illustrate the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Reference Asset from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described below assume that the Notes are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000
Hypothetical Initial Value:	$100.00
Hypothetical Upper Barrier Value:	$122.00 (122.00% of the hypothetical Initial Value)
Hypothetical Lower Barrier Value:	$66.00 (66.00% of the hypothetical Initial Value)
Trigger Return:	5.70%
Hypothetical Final Value	Hypothetical Reference Return	Trigger Event Does Not Occur(1)		Trigger Event Occurs(1)
		Hypothetical Payment at Maturity	Hypothetical Return on the Notes	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$200.00	100.00%	N/A	N/A	$1,057.00	5.70%
$180.00	80.00%	N/A	N/A	$1,057.00	5.70%
$160.00	60.00%	N/A	N/A	$1,057.00	5.70%
$122.01	22.01%	N/A	N/A	$1,057.00	5.70%
$122.00(2)	22.00%	$1,220.00	22.00%	$1,057.00	5.70%
$120.00	20.00%	$1,200.00	20.00%	$1,057.00	5.70%
$110.00	10.00%	$1,100.00	10.00%	$1,057.00	5.70%
$105.00	5.00%	$1,050.00	5.00%	$1,057.00	5.70%
$102.00	2.00%	$1,020.00	2.00%	$1,057.00	5.70%
$100.00(3)	0.00%	$1,000.00	0.00%	$1,057.00	5.70%
$90.00	-10.00%	$1,100.00	10.00%	$1,057.00	5.70%
$80.00	-20.00%	$1,200.00	20.00%	$1,057.00	5.70%
$66.00(4)	-34.00%	$1,340.00	34.00%	$1,057.00	5.70%
$65.99	-34.01%	N/A	N/A	$1,057.00	5.70%
$40.00	-60.00%	N/A	N/A	$1,057.00	5.70%
$20.00	-80.00%	N/A	N/A	$1,057.00	5.70%
$0.00	-100.00%	N/A	N/A	$1,057.00	5.70%
(1)	A Trigger Event occurs if the Closing Price of the Reference Asset is below the Lower Barrier Value or above the Upper Barrier Value on any Trading Day during the Observation Period.

(2)	This is the hypothetical Upper Barrier Value.

(3)	The hypothetical Initial Value of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Value of the Reference Asset is set forth on page PS-2 of this pricing supplement.

(4)	This is the hypothetical Lower Barrier Value.

PS-10

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes assuming that the Notes are held to maturity.

Example 1: A Trigger Event Occurs and the Reference Return Is 50.00%.

A Trigger Event occurs, and the Final Value is $150.00, resulting in a Reference Return of 50.00%. In this example, the Payment at Maturity would be $1,057.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Trigger Return)

= $1,000 + ($1,000 × 5.70%)

= $1,057.00

Example 1 shows that if a Trigger Event occurs, the return on the Notes will be equal to the Trigger Return of 5.70%, regardless of the extent to which the price of the Reference Asset increases.

Example 2: A Trigger Event Occurs and the Reference Return Is -50.00%.

A Trigger Event occurs, and the Final Value is $50.00, resulting in a Reference Return of -50.00%. In this example, the Payment at Maturity would be $1,057.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Trigger Return)

= $1,000 + ($1,000 × 5.70%)

= $1,057.00

Example 2 shows that if a Trigger Event occurs, the return on the Notes will be equal to the Trigger Return of 5.70%, regardless of the extent to which the price of the Reference Asset decreases.

Example 3: A Trigger Event Does Not Occur and the Reference Return Is 5.00%.

A Trigger Event does not occur, and the Final Value is $105.00, resulting in a Reference Return of 5.00%. In this example, the Final Value is greater than or equal to the Initial Value, and the Payment at Maturity would be $1,050.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return)

= $1,000 + ($1,000 × 5.00%)

= $1,050.00

Example 3 shows that if a Trigger Event does not occur and the Reference Return is positive, the Notes provide a positive return equal to the Reference Return.

Example 4: A Trigger Event Does Not Occur and the Reference Return Is -20.00%.

A Trigger Event does not occur, and the Final Value is $80.00, resulting in a Reference Return of -20.00%. In this example, the Final Value is less than the Initial Value, and the Payment at Maturity would be $1,200.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Absolute Reference Return)

= $1,000 + ($1,000 × 20.00%)

= $1,200.00

Example 4 shows that if a Trigger Event does not occur and the Reference Return is negative, the Notes provide a positive return equal to the absolute value of the Reference Return, although the price of the Reference Asset has decreased moderately.

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DESCRIPTION OF THE REFERENCE ASSET

The Reference Asset seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the MSCI Emerging Markets Index, which is designed to reflect large- and mid-capitalization emerging market equities. Shares of the Reference Asset are listed and trade on the NYSE Arca under the symbol “EEM.”

For more information about the Reference Asset, see “Reference Sponsors and Funds—The iShares® MSCI Emerging Markets ETF” beginning on page S-57 of the accompanying underlying supplement.

  Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from May 14, 2021 through May 14, 2026. We obtained the closing prices below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the Reference Asset at any time during the term of the Notes, including the Final Valuation Date.

PS-12

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed MCMI, an affiliate of Marex, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, MCMI will purchase the Notes from Marex at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI has offered the Notes at the price to public set forth on the cover page of this document. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers.

An affiliate of Marex has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the Notes to you.

In addition, MCMI or another of our affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of each holder’s investment in the Notes are uncertain. There are no Treasury Regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. By purchasing the Notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each Note as a contingent payment debt instrument for U.S. federal income tax purposes. In the opinion of our counsel, Mayer Brown LLP, it would generally be reasonable to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. Holder will be required to include original issue discount (“OID”) in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, “U.S. Federal Income Tax Considerations — U.S. Holders — Certain Notes Treated as Indebtedness — Contingent Notes” in the prospectus supplement, we have determined that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 3.78% per annum (compounded semi-annually). Further, based upon the method described in the section, “U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes” and based upon the comparable yield, we have determined that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,077.88 at maturity (the “Projected Payment”).

Based upon the comparable yield, a U.S. Holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2026	$23.18
2027	$39.04
2028	$15.66

Holders may obtain the comparable yield and projected payment schedule as determined by us by submitting a written request to Marex Financial at 155 Bishopsgate, London, United Kingdom, EC2M 3TQ, Tel: 0044 2076556000. A U.S. Holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. Holder believes that the projected payment schedule is unreasonable, a U.S. Holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule provided herein is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. Holder’s interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Upon a sale, exchange, or retirement of a Note prior to maturity, a U.S. Holder should generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and such holder’s tax basis in the Note. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary loss up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Payment at Maturity exceeds the Projected Payment, a U.S. Holder must include such excess as interest income, or (ii) if the Projected Payment exceeds the actual Payment at Maturity, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

PS-13

The U.S. federal income tax consequences of a U.S. Holder’s investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described above. Please see the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations” and in particular the discussion under "U.S. Federal Income Tax Considerations —U.S. Holders — Certain Notes Treated as Indebtedness — Contingent Notes” and the discussion in the accompanying prospectus under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”. Non-U.S. Holders should review the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations — Non-U.S. Holders” for a discussion of the U.S. federal income tax consequences applicable to Non-U.S. Holders.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury Regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. We expect that the delta of the Notes will not be one, and therefore, we expect that Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or an applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ABOVE DESCRIBED CHARACTERIZATION OF THE NOTES AND ANY POSSIBLE ALTERNATIVE CHARACTERIZATIONS OF THE NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master global note that represents the Notes pursuant to the Indenture referred to in the prospectus, and such Notes have been delivered against payment as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York and the federal laws of the United States of America. Insofar as this opinion involves matters governed by English law, Mayer Brown LLP has relied, with the Issuer’s permission, on the opinion of Mayer Brown International LLP, dated as of August 4, 2025, filed as an exhibit to the Registration Statement by the Issuer on August 4, 2025, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Mayer Brown International LLP. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated August 4, 2025, which has been filed as Exhibit 5.2 to the Issuer’s Registration Statement on Form F-3 dated August 4, 2025.

PS-14